ATRECA, INC.

500 Saginaw Drive

Redwood City, CA 94063

VIA EDGAR

June 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Franklin Wyman

Kevin Vaughn

Julia Griffith

Dietrich King

RE:        Atreca, Inc.
Registration Statement on Form S-1, As Amended (File No. 333-231770)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Atreca, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 19, 2019, or as soon thereafter as possible, or at such later time as the Registrant may request by telephone to the Staff.  The Registrant hereby authorizes each of Michael Tenta, Danielle Naftulin and Clark Chu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP at (650) 843-5636 or, in his absence, Danielle Naftulin of Cooley LLP at (650) 849-7118.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Atreca, Inc.

/s/ Herbert Cross
By:	Herbert Cross
Title:	Chief Financial Officer

[Signature Page to Company’s Acceleration Request]